AMENDMENT TO THE BYLAWS
OF
HEI, INC.
On August 24, 2007, the following resolutions amending the Bylaws of HEI, Inc. were approved by the Board of Directors pursuant to Article VI, Section (f) of the Amended and Restated Articles of Incorporation and Minnesota Law.
     RESOLVED, that the Bylaws of the Corporation are hereby amended in that Article V, Section 5.01, Certificates for Shares, shall be amended to read in its entirety as follows:
“SECTION 5.01. Certificates for Shares. Shares of the corporation’s stock may be certificated or uncertificated, as provided under Minnesota law. All certificates of stock of the corporation shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder’s name and number of shares and shall be signed by the Chief Executive Officer and the Secretary or an Assistant Secretary, or by such officers as the Board of Directors may designate. Any or all of the signatures on the certificate may be a facsimile.”
     RESOLVED FURTHER, that the Bylaws of the Corporation are hereby amended in that Article V, Section 5.03, Transfer of Shares, shall be amended to read in its entirety as follows:
“SECTION 5.03. Transfer of Shares. Transfers of stock shall be made on the books of the corporation only by the record holder of such stock, or by attorney lawfully constituted in writing, and, in the case of stock represented by a certificate, upon surrender of the certificate.”